Exhibit 12.1

PXRE GROUP LTD. AND SUBSIDIARIES

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED
CHARGES AND RATIO OF CONSOLIDATED EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS
(In thousands, except ratios)

	Six Months Ended		Year ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Net income	$61,613	$56,311	$22,846	$96,648	$64,545	$(17,967)	$(10,800)
Income taxes	(1,072)	1,313	(6,474)	841	17,829	(4,532)	(12,006)

	$60,541	$57,624	$16,372	$97,489	$82,374	$(22,499)	$(22,806)
Fixed charges:
Interest expense	7,222	7,130	14,389	13,034	11,585	13,301	13,653
Appropriated portion (1/3) of rentals	312	325	742	997	1,205	873	953
Interest expense on premiums withheld under ceded reinsurance contracts	3,395	4,441	7,985	9,078	9,846	—	—

Total fixed charges	10,929	11,896	23,116	23,109	22,636	14,174	14,606

Earnings (loss) before income taxes and fixed charges	$71,470	$69,520	$39,488	$120,598	$105,010	$(8,325)	$(8,200)

Preferred dividend requirements	$4,637	$6,956	$14,018	$13,113	$9,077	$—	$—

Ratio of pre-tax income to net income	0.98	1.02	0.72	1.01	1.28	1.25	2.11

Preferred dividend factor	$4,637	$7,118	$14,018	$13,227	$11,584	$—	$—
Total fixed charges	10,929	11,896	23,116	23,109	22,636	14,174	14,606

Total fixed charges and preferred dividends	$15,566	$19,014	$37,134	$36,336	$34,220	$14,174	$14,606

Ratio of earnings to fixed charges	6.54	5.84	1.71	5.22	4.64	(0.59)	(0.56)

Ratio of earnings to combined fixed charges and preferred dividends	4.59	3.66	1.06	3.32	3.07	(0.59)	(0.56)

Deficiency in ratio						22,499	22,806

Deficiency in combined ratio						22,499	22,806

See also the discussion regarding the effects of Hurricane Katrina in the sections titled “Risk Factors—The unprecedented destruction caused by Hurricane Katrina could produce claims that will have a material adverse effect on our financial position and results of operation,” and “PXRE Group Ltd.—Risk Developments” of the prospectus contained in the registration statement of which this exhibit is a part.